Securities and Exchange Commission
Washington, D.C. 20549

_________________

FORM 11-K

Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

(X)	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 2003

( )	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

OR

For the transition period from _____ to _____

Commission file Number 1-11806

A.	Full title of plan and the address of plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

ETHAN ALLEN INTERIORS INC. ETHAN ALLEN DRIVE DANBURY, CT 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors of Ethan Allen Interiors Inc.,
Ethan Allen Retirement Committee and Participants of The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 22, 2004
Stamford, Connecticut

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002

Assets:
Investments:
Mutual funds	$91,313,567	68,622,785
Collective trust	32,146,789	29,243,801
Common stock	25,388,884	23,948,967
Participant loans	5,286,107	5,277,468

Total investments	154,135,347	127,093,021
Employer contributions receivable	3,703,902	4,232,795
Employee contributions receivable	586,701	189,650

Total assets	158,425,950	131,515,466

Net assets available for plan benefits	$158,425,950	131,515,466

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

	2003	2002

Additions to net assets:
Net appreciation in fair value of investments	$24,634,271	—
Interest income	313,104	415,003
Dividend income	2,019,805	2,106,074
Contributions:
Employer contributions	3,897,742	4,352,360
Employee contributions	12,318,638	13,573,080

Total contributions	16,216,380	17,925,440

Total additions	43,183,560	20,446,517

Deductions from net assets:
Net depreciation in fair value of investments	—	(22,455,159)
Benefits paid to participants	(16,203,923)	(12,722,342)
Administrative expenses	(69,153)	(55,549)

Total deductions	(16,273,076)	(35,233,050)

Net increase (decrease)	26,910,484	(14,786,533)
Net assets available for plan benefits:
Beginning of year	131,515,466	146,301,999

End of year	$158,425,950	131,515,466

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the “Company” or the “Employer”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan is offered to all employees who have completed at least three consecutive months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $12,000 and $11,000 in 2003 and 2002, respectively, to the 401(k) portion of the Plan. The Company matches $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,000 of before-tax contributions. As such, the maximum annual Company match is $1,000 and such match follows the participants’ investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $35,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 25% of the participant’s compensation for that Plan year, reduced by any other contributions on the participant’s behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 2003 or 2002.

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer match contributions. Participant contributions, Employer match 401(k) contributions and Employer profit sharing contributions vest immediately.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Investment of Funds

During 2003 and 2002, the amounts contributed to the Plan were invested in one of the following funds at the direction of the participants. A brief description of each fund is provided below.

American Century Brokerage Fund – The American Century Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through American Century. Effective July 1, 2001, 75% of participant balances can be transferred to this account with a minimum balance of $1,000.

American Century Stable Asset Fund – The American Century Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

American Century Strategic Allocation Aggressive Fund – The American Century Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

American Century Strategic Allocation Conservative Fund – The American Century Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on quality bonds and money market securities over stocks. The fund’s targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

American Century Strategic Allocation Moderate Fund – The American Century Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

American Funds AMCAP Fund – The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies that exhibit franchise characteristics.

Barclays Global Investors S&P 500 Stock Fund – The Barclays Global Investors S&P 500 Stock Fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small- and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $2 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Ethan Allen Common Stock – At December 31, 2003 and 2002, the Plan held unrestricted shares of common stock of the Company totaling 605,719 and 696,159 shares, respectively.

Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $41.88 and $34.37 per share at December 31, 2003 and 2002, respectively.

Growth Fund of America – The Growth Fund of America invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

JPMorgan MidCap Value Fund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. The fund invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

PIMCO Total Return Bond Fund – The PIMCO Total Return Bond Fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

Templeton Foreign Fund – The Templeton Foreign Fund seeks long-term capital growth by investing in equity securities of companies located outside the U.S., including emerging markets.

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JPMorgan, as Plan recordkeeper, for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Plan recordkeeper upon approval of the application. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates during 2003 and 2002 ranged from 5.00% to 10.50% and from 5.25% to 10.50%, respectively.

Participants' Accounts

A separate account is maintained for each participant. Net investment income/(loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year. In 2003 and 2002, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Company.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant's account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 59½ ; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JPMorgan (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value, which approximates fair value. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments and are charged for Plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates ranged from 3.90% to 4.24% for 2003 and 4.98% to 5.30% for 2002.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Loans to participants are stated at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following table presents the Plan’s investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31, 2003 and 2002:

	2003	2002

Investments at fair value as determined by quoted market price:
Mutual funds:
Growth Fund of America	$23,703,221	—
American Funds AMCAP Fund	21,630,339	—
American Century Strategic Allocation Moderate Fund	13,623,026	10,030,856
American Century Ultra Investors Fund	—	17,979,701
American Century Select Investors Fund	—	17,557,455
Common stock:
Ethan Allen Interiors Inc. - Unrestricted	25,388,884	23,948,967
Collective trust:
American Century Stable Asset Fund	31,899,410	29,243,801

During 2003 and 2002, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds	$19,844,492	(15,061,645)
Common stock	4,743,745	(7,392,904)
Collective trust	46,034	(610)

Net appreciation (depreciation)
in fair value of investments	$24,634,271	(22,455,159)

(4)	Obligation for Plan Benefits

Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100% of the current value of vested amounts in their accounts.

(5)	Parties-in-Interest

Certain Plan investments represent shares of mutual funds managed by JPMorgan, which also serves as Plan recordkeeper. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $54,678 and $47,549 for the years ended December 31, 2003 and 2002.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(8)	Reconciliation of Financial Statements to Form 5500

Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $218,993 and $276,119 at December 31, 2003 and 2002, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service. The following is a reconciliation of net assets available for plan benefits reported in these financial statements and on the Form 5500:

	December 31
	2003	2002
Net assets available for plan benefits per the financial
statements	$158,425,950	131,515,466
Benefits payable to participants	(218,993)	(276,119)

Net assets available for plan benefits per the Form 5500	$158,206,957	131,239,347

The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

Year Ended December 31, 2003

Benefits paid to participants per the financial statements	$16,203,923
Plus: Benefits payable to participants at December 31, 2003	218,993
Less: Benefits payable to participants at December 31, 2002	(276,119)

Benefits paid to participants per the Form 5500	$16,146,797

Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year end, but not yet paid as of that date.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
* American Century Brokerage Fund	Mutual Fund	$1,350,632
* American Century Stable Asset Fund	Collective Trust	31,899,410
* American Century Strategic Allocation Aggressive Fund	Mutual Fund	5,597,371
* American Century Strategic Allocation Conservative Fund	Mutual Fund	3,463,127
* American Century Strategic Allocation Moderate Fund	Mutual Fund	13,623,026
American Funds AMCAP Fund	Mutual Fund	21,630,339
Artisan MidCap Growth Fund	Mutual Fund	6,345,632
Barclays Global Investors S&P 500 Stock Fund	Collective Trust	247,379
Columbia Acorn Fund	Mutual Fund	1,683,197
* Ethan Allen Common Stock	Common Stock	25,388,884
Growth Fund of America	Mutual Fund	23,703,221
* JPMorgan MidCap Value Fund	Mutual Fund	6,489,314
PIMCO Total Return Bond Fund	Mutual Fund	480,276
Templeton Foreign Fund	Mutual Fund	6,947,432
Participant loans	Loans made to Plan participants; rates range from
	5.00% to 10.50%; maturities from 1/1/04 to 6/23/13	5,286,107

Total investments		$154,135,347

* Denotes a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN By: Ethan Allen Interiors Inc.

Date: June 28, 2004	By:/s/ Jeffrey Hoyt Name: Jeffrey Hoyt Title: Vice President, Finance